Exhibit 99.2

February 24, 2015

Mr. John F. Terwilliger
Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re:	Houston American Energy Corporation
Year End Reserve Report
Louisiana, Oklahoma and Texas
as of December 31, 2014
SEC Guideline Case

Dear Mr. Terwilliger:

Pursuant to your request, Lonquist & Co., LLC ("L&Co") has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation ("Houston American") as of December 31, 2014. The assets evaluated in this report are located in Louisiana, Oklahoma and Texas. The Proved Developed Producing ("PDP"), Proved Developed Non-Producing ("PDNP"), and Probable ("PROB") Reserves were evaluated in this report.

Our conclusions, as of December 31, 2014, are summarized below:

	Net to Houston American Energy Corporation
	Proved Developed		Proved	Total	Total	Total	Grand
SEC Pricing as of December 31, 2014	Producing	Non-Producing[a]	Undeveloped	Proved[b]	Probable[b]	Possible[b]	Total[b]

Estimated Future Net Oil/Condensate, bbl	11,410	22,720	0	34,130	1010	0	35,140
Estimated Future Net Gas, MMcf	63.7	9.0	0	72.7	12.4	0	85.1
Estimated Future Net NGL, bbl	0	0	0	0	0	0	0

Total Future Gross Revenue, $	1,373,720	2,206,280	0	3,579,990	161,420	0	3,741,410
Estimated Future Production Taxes, $	145,070	205,890	0	350,960	14,630	0	365,590
Estimated Future Operating Expenses, $	337,020	403,810	0	740,830	43,970	0	784,800
Estimated Future Capital Costs, $	0	0	0	0	3,750	0	3,750
Estimated Future Net Revenue ("FNR"), $	891,630	1,596,570	0	2,488,210	99,060	0	2,587,270
Discounted FNR at 10%, $	743,080	1,095,200	0	1,838,280	44,620	0	1,882,900
Discounted FNR at 15%, $	689,130	960,970	0	1,650,100	30,970	0	1,681,070

Estimated Net Revenues by Year, $
2015	341,340	364,470	0	705,810	0	0	705,810
2016	198,020	245,780	0	443,790	0	0	443,790
2017	127,790	174,290	0	302,080	0	0	302,080
Subtotal	667,150	784,540	0	1,451,680	0	0	1,451,680
Thereafter	224,480	812,030	0	1,036,530	99,060	0	1,135,590
Total	891,630	1,596,570	0	2,488,210	99,060	0	2,587,270

Estimated Average Net Production Rate, 2015
Oil/Condensate, B/D	10.7	12.0	0	22.7	0	0	22.7
Gas, Mcf/D	47.4	6.2	0	53.6	0	0	53.6
NGL, B/D	0	0	0	0	0	0	0

[a]	Column includes the Proved Developed Non-Producing, shut-in and behind-pipe classifications
[b]	Totals might not match detailed cash flows due to computer rounding

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2014
February 24, 2015

Purpose of Report

This report has been prepared to provide the management of Houston American Energy Corporation with a projection of estimated remaining Reserves and projected future net revenues as of December 31, 2014. These estimates have not been adjusted for risk.

Standards of Practice

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, SX Reg. § 210.4-10, dated November 18, 1981 as amended September 19, 1989, requiring adherence to definitions of "Proved" oil and gas Reserves. Additionally, at the request of Houston American, and within the most recently adopted and accepted SEC guidelines (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009), we have evaluated the Proved, Probable and Possible Reserves. The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and any non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than Reserves projected using established performance trends.

As of December 31, 2014, the PDP net remaining Reserves were estimated to be 11,410 barrels of oil/condensate and 63.7 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was $743,080. Of the total PDP revenue, 79% was derived from oil/condensate production. The, Reserve life index ("R/P") for the PDP Reserves was estimated to be 3.2 years based on a 6:1 conversion rate.

As of December 31, 2014, the PDNP net remaining Reserves were estimated to be 22,720 barrels of oil/condensate and 9.0 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was $1,095,200. Of the total PDP revenue, 98% was derived from oil/condensate production.

The PROB net remaining Reserves were estimated to be 1,010 barrels of oil/condensate and 12.4 MMcf of gas. The net present value, discounted at 10%, of the PROB Reserves was $44,620. Of the total revenue, 62% was derived from oil/condensate production.

The total Proved plus PROB net remaining Reserves were estimated to be 35,140 barrels of oil/condensate and 85.1 MMcf of gas. The net present value, discounted at 10%, of the total Reserves was $1,882,900. Of the total revenue, 89% was derived from oil/condensate production.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2014
February 24, 2015

Notable Properties

Williams Land Co. No. 1 (14,800 ft Robulus L Sand), Assumption Parish, LA

The Williams Land Co. No. 1, located in Assumption Parish, Louisiana, is operated by Fort Apache Energy, Inc. The Williams Land Co. No. 1 was shut-in as of December 31, 2014 but tests showed potential to produce approximately 230 Mcf of gas and 250 bbls of oil per day from the Robulus L Sand formation. As of December 31, 2014 the estimated net remaining Reserves for this zone were 9,780 barrels of oil and 9.0 MMcf of gas. The future net revenue, discounted at 10%, of $535,040 represents 28% of the total discounted future net revenue.

Geffert No. 1 (3,176 ft Pettus Sand), Live Oak, TX

The Geffert No. 1, located in Live Oak County, Texas, is operated by Lighthouse Operating, Inc. The Geffert No. 1 was shut-in as of December 31, 2014 but tests showed potential to produce approximately 35 bbls of oil per day from the Pettus Sand formation. As of December 31, 2014 the estimated net remaining Reserves for this zone were 12,940 barrels of oil. The future net revenue, discounted at 10%, of $560,160 represents 30% of the total discounted future net revenue.

Crown Paper No. 1 (18,780 ft Tusc "C3" Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 was recompleted in June 2014, and is currently producing approximately 1,097 Mcf of gas and 102 bbls of condensate per day from the 18,780 ft Tuscaloosa "C3" formation. As of December 31, 2014 the estimated net remaining Reserves for this zone were 3,720 barrels of oil and 36.35 MMcf of gas. The future net revenue, discounted at 10%, of $303,200 represents 16% of the total discounted future net revenue.

These three properties represent 74% of the future net revenue attributable to Houston American Energy Corporation.

Product Prices and Differentials

The base product prices of $94.42 per barrel and $4,295 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2014 calendar year. NGL prices in this report were input as 100% of the oil price, and then an NGL price differential was applied on an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content, premiums and basis differentials. Where applicable, transportation costs have been included.

Operating Costs and Expenditures

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Houston American Energy Corporation. Where applicable, lease operating costs were adjusted for non-recurring costs. Operating costs were not escalated in this report.

Severance and ad valorem taxes are deducted as a percentage of gross revenues or as a charge per unit of production, where applicable. The individual well projections of oil and gas ceased when the total operating expenses exceed the gross revenues.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2014
February 24, 2015

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

•	Federal Income Taxes
•	Depreciation, depletion, and/or amortization, if any
•	Costs in excess of revenues of uneconomic leases
•	Plugging and abandonment costs in excess of salvage value
•	Environmental restoration costs, if any
•	Product price hedges, if any

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

This report was prepared using conventional petroleum engineering procedures and techniques as were considered appropriate and necessary. The estimated future net revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, direct taxes, and product prices. All estimated future net revenues presented in this report are after the deduction of royalties, production costs, and development costs. This evaluation does not include indirect costs such as administrative, overhead, and other miscellaneous expenses. Any unusual combination of many factors including weather, possible changes in regulatory guidelines, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES PRESENTED HEREIN ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

THE RESERVES AND REVENUE PROJECTIONS PRESENTED HEREIN ARE ONLY VALID AS OF THE EFFECTIVE DATE OF THE REPORT.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Data including basic well information, geological interpretations, realized product prices, operating costs, initial test rates, and ownership interests were supplied by Houston American Energy Corporation. We have accepted these data as correct.

Historical production data were obtained from public sources, such as Drillinglnfo.com and the records of the appropriate oil and gas regulatory agency. We retain in our files digital databases for all properties as well as hard copies of other information that we believe to be pertinent.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Lonquist & Co. Possible environmental liability related to the properties has not been investigated nor considered.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31,
February 24, 2015

Independent Evaluation

Neither Lonquist & Co., LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely.

LONQUIST & CO., LLC
Texas Registration No. F-8952

Don E. Charbula, P.E.
Vice President
Texas License No. 73435

Lisa B. Hunter, P.E.
Senior Petroleum Engineer
Texas License No. 64269

Date Signed: February 24, 2015
Austin, Texas

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816